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                                                                           Acies
                                                      14 Wall Street, Suite 1620
                                                        New York, New York 10005
                                                                Tel.800.361.5540



February 2, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:    Kathleen Collins, Accounting Branch Chief
         David Edgar, Staff Accountant

Dear Ms. Collins and Mr. Edgar:

As I discussed with you by telephone, on behalf of Acies Corporation I am requesting an extension of the date for replying to your letter dated January 19, 2006. We request being permitted to respond by February 28, 2006 for the reasons expressed below.

As you know, our Company is a small business issuer. At September 30, 2005, total assets were just under $1 million, and revenues for the first six months of our current fiscal year were $3.7 million. Our small size limits the number of personnel we have who can work on SEC reporting and compliance matters.

We have attempted to respond diligently to issues raised by the staff. We initially received a comment letter from you on August 15, 2005, responded on August 26, 2005, received further comments on November 7, 2005, responded on December 5, 2005, and then received your letter of January 19, 2006. The issues raised by the staff in this last letter question accounting policies we employ which we believe are consistent with others in the industry. We believe our accounting in the past has been appropriate, and we want the opportunity to be able to provide the staff with a full and complete analysis of the questions raised.

However, the next two weeks are a particularly difficult time for us, as we are in the midst of preparing our quarterly report on Form 10-Q, which we want investors to have in a timely manner. It will be impossible for me and my limited staff without unreasonable effort and expense to prepare an appropriate Form 10-Q, perform our normal accounting functions and work on a meaningful response to your most recent letter at the same time. Accordingly, I would appreciate an extension to February 28, 2006 of the time to respond to the staff's January 19, 2006 letter.

I appreciate your patience and assistance in this matter.

Very truly yours,


Jeffrey Tischler, Chief Financial Officer





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